

Coco Market Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Coco Market Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 7, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	65,409	386,675
Digital Assets, net of Impairment Losses	32,049	32,049
Inventory	2,000	2,000
Other Current Assets		
Total Current Assets	99,458	420,724
TOTAL ASSETS	99,458	420,724
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,563	-
Promissory Note	50,800	-
Due to Related Party	70,070	-
Refundable Deposit	3,000	3,000
Other Liabilities	863	740
Total Current Liabilities	133,296	3,740
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	1,230,400	1,062,480
Working Capital Loan	103,933	48,540
Total Long-Term Liabilities	1,334,333	1,111,020
TOTAL LIABILITIES	1,467,629	1,114,760
EQUITY		
Additional Paid in Capital	37,315	(21,534)
Accumulated Deficit	(1,405,486)	(672,501)
Total Equity	(1,368,171)	(694,035)
TOTAL LIABILITIES AND EQUITY	99,458	420,724

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	10,178,282	13,306,378
Cost of Revenue	9,820,771	12,257,304
Gross Profit	357,511	1,049,074
Operating Expenses		
Advertising and Marketing	196,582	577,074
General and Administrative	727,151	854,609
Rent and Lease	129,600	129,600
Depreciation	-	1,416
Total Operating Expenses	1,053,332	1,562,699
Operating Income (loss)	(695,821)	(513,626)
Other Income		
Interest Income	-	-
Other	951	14,174
Total Other Income	951	14,174
Other Expense		
Interest Expense	38,114	9,672
Other	-	-
Total Other Expense	38,114	9,672
Earnings Before Income Taxes	(732,985)	(509,124)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(732,985)	(509,124)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance at 1/1/2021	8,000,000	-	-	(177,911)	(177,911)
Issuance of Common Stock	-	-	-	-	-
Capital Distributions	-	-	(7,001)	-	(7,001)
Net Income (Loss)	-	-	-	(509,124)	(509,124)
Ending Balance 12/31/2021	8,000,000	-	(7,001)	(687,035)	(694,035)
Issuance of Common Stock	-	-	-	-	-
Capital Contributions	-	-	58,850	-	58,850
Net Income (Loss)	-	-	-	(732,985)	(732,985)
Ending Balance 12/31/2022	8,000,000	-	51,849	(1,420,019)	(1,368,171)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(732,985)	(509,124)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	1,416
Accounts Payable	8,563	(238)
Inventory	-	(2,000)
Refundable Deposit	-	3,000
Other	123	740
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,686	2,918
Net Cash provided by (used in) Operating Activities	(724,299)	(506,206)
INVESTING ACTIVITIES		
Digital Asset	-	(21,000)
Net Cash provided by (used by) Investing Activities	-	(21,000)
FINANCING ACTIVITIES		
Capital Contributions (Distributions)	58,850	(7,001)
Future Equity Obligations (SAFE Notes)	167,920	495,015
Working Capital Loan	55,393	48,540
Promissory Note	50,800	-
Due to Related Party	70,070	-
Net Cash provided by (used in) Financing Activities	403,033	536,554
Cash at the beginning of period	386,675	377,327
Net Cash increase (decrease) for period	(321,266)	9,348
Cash at end of period	65,409	386,675

Coco Market Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Coco Market Inc. ("the Company") was formed in Delaware on January 4th, 2019. The Company is a platform that helps Venezuelan migrants support their families back home through Coco Mercado, a marketplace for supermarkets and pharmacies for sending food and medicine.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from its platform where groceries and medicine are sold abroad at a 15% markup. The Company's primary performance obligation is fulfilling online orders as the intermediary between its customers and stores located abroad. Payment is received at the point of sale, and revenue is recognized as soon as the order has been fulfilled and prepared for one to pick up, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Digital Assets

The Company accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company's digital asset consists of USD Coin, a digital stablecoin pegged to the United States dollar. It has ownership of and control over its digital asset and may use third-party custodial services to secure it. The digital asset is initially recorded at cost and is subsequently remeasured on the Statement of Financial Position at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of its digital asset on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that were determined to be the principal market for such assets (Level 1 inputs). In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then-current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined. No such impairment has occurred as of December 31, 2022 or 2021, and the digital asset's fair market value had an ending balance of $32,049 as of both years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2022, one of the Company's employees advanced a total of $139,500 for the purposes of fundings the Company's operations. These advances carry no interest rate, no security interest, and are due upon demand. The Company has repaid a total of $69,430 resulting in an ending balance of $70,070 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

In January 2021, the Company entered into a lease agreement for office space. The agreement calls for a monthly membership fee of $10,800 that allows access to workspace and common areas, the right to certain services, and the use of equipment. The initial term of this lease shall be for a period of 24 months. On each anniversary of the start date, the membership fee will automatically increase at a rate equal to the greater of (i) 3.5%, or (ii) the percentage published by the Departamento Administrativo Nacional de Estadistica (DANE) of the previous 12 months plus 0.5%. The Company incurred a total annual rent expense of $129,600 as of December 31, 2022 and 2021. Because this lease ended December 2022 and was not renewed, no future minimum payments are required as of December 31, 2022.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - Between the periods ending December 31, 2019 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same class and series of Preferred Stock in an amount equal to the greater of (i) the SAFE Purchase Price divided by the lowest price-per-share of Preferred Stock sold, or (ii) the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Alternatively, upon the occurrence of a liquidity event, some of the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Other agreements pursuant to a liquidity event provide the right of the investor to either (i) receive a portion of the proceeds equal to the SAFE Purchase Price ("the Cash Option"), or (ii) automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements should the investor fail to select the Cash Option.

One of these SAFE agreements contains different methods of conversion: upon the occurrence of an equity financing event, the agreement provides the right of the investor to future equity in the form of the same class and series of Preferred Stock in an amount equal to the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement, multiplied by 7%. Alternatively, upon the occurrence of a liquidity event, the agreement provides the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of the Company's Common Stock equal to the then-issued and outstanding shares Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, multiplied by 7%.

Lastly, some of these SAFE agreements are entitled to receive dividends. If the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the dividend amount multiplied by the quotient of the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred for all outstanding SAFE agreements as of December 31, 2022 and 2021. These SAFE agreements are subject to Valuation Caps that range from $3M - $20M.

In February 2021, the Company entered into a Paycheck Protection Program (PPP) loan for $14,170 bearing an interest rate of 1%, maturity in 2026, and no security interest. This loan was subsequently forgiven in full in October 2021 as seen within "Other Income" on the Statement of Operations.

In August 2021, the Company entered into a Working Capital Loan for $70,600 with a fixed fee of $9,672 and remittance rate of 0.80% applied towards applicable receivables until a total of $80,272 is repaid. This loan had an original maturity date of February 2023; however, in June 2022, the Company received a second advance of $250,000 which replaced the initial loan. This second advance had a fixed fee of $37,750 and remittance rate of 6.70% applied towards applicable receivables until a total of $287,750 is repaid with a maturity date in December 2023. In October 2022, the remittance rate was adjusted to 3.0%, effective through December 2022. Both loans were secured by the Company's receivables. In 2022 and 2021, the Company repaid a total of $232,357 and $31,137, respectively, resulting in total ending balances of $103,933 and $48,540 as of December 31, 2022 and 2021, respectively.

In April 2022, the Company entered into a Promissory Note agreement for $50,000 with an annual interest rate of 18%, a security interest in the Company's personal property, and a maturity date in May 2022. An additional late charge of 0.5% shall be applied towards any unpaid balance. The Company and its creditor agreed to postpone any payments and the accrual of interest until 2023, resulting in an ending balance of $50,800 as of December 31, 2022.

Please see "Note 3" regarding cash advances from a related party.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	1,230,400	N/A	N/A	-	1,230,400	1,230,400	-	-	1,062,480	1,062,480	-
Working Capital Loan	103,933	N/A	2023	-	103,933	103,933	-	-	48,540	48,540	-
Promissory Note	50,000	18%	2022	50,000	-	50,000	800	-	-	-	-
Due to Related Party	70,070	N/A	On Demand	70,070	-	70,070	-	-	-	-	-
Total				**120,070**	**1,334,333**	**1,454,403**	**800**	**-**	**1,111,020**	**1,111,020**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	224,003
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 8,000,000 shares were issued and outstanding as of December 31, 2022 and 2021.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 7, 2023, the date these financial statements were available to be issued.

In 2023, the Company received a third advance of $250,000 pursuant to its Working Capital Loan bearing a fixed fee of $33,000 and remittance rate of 13% applied towards applicable receivables until a total of $283,000 is repaid with a maturity date in December 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, has experienced negative cash flows from operating activities, and negative working capital for the year ending 2022. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.